

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

August 2, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Louis Vucci, Jr., Chief Executive Officer
Diamond Ranch Foods, Ltd.
355 Food Center Drive, B-1
Bronx, New York 10474

> **Re:** **Diamond Ranch Foods, Ltd.**
> **Form 10-K for the fiscal year ended March 31, 2009**
> **Filed July 6, 2009**
> **File No. 000-51206**

Dear Mr. Vucci:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief